Room 4561

August 3, 2006

Gordon Coburn
Chief Financial Officer
Cognizant Technology Solutions Corporation
500 Glenpointe Centre West
Teaneck, New Jersey 07666

Re: Cognizant Technology Solutions Corporation
        Form 10-K for the fiscal year ended December 31, 2005
        Filed March 15, 2006
        Form 10-Q for the quarterly period ended March 31, 2006
        Filed May 9, 2006
        Form 8-K
        Filed August 2, 2006
        File No. 000-24429

Dear Mr. Coburn:

        We have reviewed the above referenced filing and have the following comments.
Please note that we have limited our review to the matters addressed in the comments below.
We may ask you to provide us with supplemental information so we may better understand
your disclosure. Please be as detailed as necessary in your explanation. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or on any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed on March 15, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations-page 47

1.   There are many instances where two or more sources of a material change have been
        identified, but the dollar amounts for each source that contributed to the change is not

disclosed. For instance, you indicate that a key driver for revenue growth in 2005 was the expansion of your service offerings as well as increased revenue from existing customers, new customers, and the Fathom acquisition, without quantifying the amount that these changes contributed to the revenue growth. We also note several instances in your disclosures related to selling, general, and administrative expenses, other income/expense, net, and results by business segment where two or more sources of a material change have been identified that have not been quantified. Further, we note several instances in your Form 10-Q for the quarterly period ended March 31, 2006 in which the dollar impact of the items contributing to the changes is not disclosed. See Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications. Tell us what consideration you gave to including this information in your filings.

2.   Your disclosure on page 30 of the filing indicates that India's wages are increasing and you have obtained price increases in your service offerings, and the disclosure on page 43 of the filing indicates an increase in headcount of 9,000 over the prior year end. Tell us what consideration you gave to providing quantitative and qualitative disclosures regarding the impact of these changes on your operating results. Further, tell us the consideration given to disclosing the impact that these changes will have on future results of operations. Disclosure of known trends should be included in the Management's Discussion and Analysis section of your filing pursuant to SEC Release 33-8350, Section III.B.3.

3.   We note in your disclosure of the gross profit that such amounts appear to be shown exclusive of any related depreciation and amortization expenses. In accordance with SAB Topic 11(B), depreciation and amortization may be excluded from cost of revenues with parenthetical disclosure, but should not be excluded from the gross profit. For each year presented, tell us how much of depreciation and amortization should be included in the determination of the gross profit and what consideration you gave to including these amounts in your computation and discussion of gross profit.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition-page F-12

4.   We note that you do not include any disclosures in your filing regarding volume discounts or pricing incentives, such as benchmarking, offered to customers, which appear to be common practice in your industry based on disclosures by some of your competitors. Tell us whether you offer these discounts and pricing incentives to your customers, and if so, explain to us how these items are being accounted for and refer to the relevant accounting guidance that supports your policies. Also tell us the amount of discounts and incentives offered in each of the periods presented and what

consideration you gave to including relevant disclosure in your revenue recognition policy description.

Form 10-Q filed on May 9, 2006

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

5.   We note during the first quarter of 2006, you implemented a new accounting system resulting in a material change in internal controls. Revise your disclosures to more fully describe and explain the implementation of this new accounting system. We further note that pre-implementation testing and post-implementation reviews were conducted by management to ensure that internal controls surrounding the system implementation process, the applications, and the closing process were properly designed to prevent material financial statement errors. Tell us how management determined that this testing was sufficient to conclude that disclosure controls and procedures were effective (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) in light of your disclosures that the operating effectiveness of related key controls will not be completed until the third quarter.

Form 8-K filed August 2, 2006

6.   We believe the non-GAAP statements of operations columnar format appearing in Exhibit 99.1 of your Form 8-K filed August 2, 2006 may create the unwarranted impression to investors that the non-GAAP statements of operations have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting a separate reconciliation for only the individual non-GAAP measures discussed within the text of your earnings release (i.e., non-GAAP operating income, non-GAAP net income, and non-GAAP diluted net income per share), provided each one complies with Item 10 of Regulation S-K, the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003, and SAB Topic 14G.

7.   In your press release announcing your financial results, you disclose the outlook for diluted earnings per share for the third quarter and fiscal year of 2006 on a non-GAAP basis. Your report should include the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K for these non-GAAP financial measures, with consideration given to the guidance set forth in the Division of Corporation Finance's Frequently Asked

Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003 and SAB Topic 14G.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Melissa Walsh at (202) 551-3224 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief